Heskett & Heskett
Attorneys At Law
John Heskett	501 South Johnstone, Suite 501	Telephone (918) 336-1773
Zachary Hyden	Bartlesville, Oklahoma 74003	Facsimile (918) 336-3152
--------------------------------------
Jack Heskett (1932 - 2005)
Bill Heskett (1933 - 1993)

December 15, 2010

John Reynolds, Assistant Director

United States Securities and Exchange Commission

Mail Stop 0304

Washington, D.C. 20549

Re:

Liverpool Group, Inc.

Supplemental Correspondence Re Form 10, Amendment 4

Submitted October 25, 2010

File No. 0-53303

Dear Director Reynolds:

Following please find our response to your comments detailed in your correspondence dated November 24, 2010, in reference to the Company named above.

1.

Among the PCAOB registrants, we find a Michael F. Cronin with a Rochester, New York address, but none with an Orlando, Florida Address.  Please advise supplementally.

Response:  According to the PCAOB, Mr. Michael Cronin is registered with the PCAOB in the State of New York and the State of Florida.  As a courtesy, attached for your review, is a copy directly from the PCAOB’s website that unequivocally declares in Exhibit 1.5 titled “Additional Offices” that Mr. Cronin is registered in the state of New York and Florida.

2.

We note your response to comment one of your letter dated March 30, 2009.  Revise the disclosure throughout the registration to state that it is the company’s belief that there was no sale. Also

•

Disclose whether or not the company is relying on opinion of counsel, and

•

Include in the disclosure the risk and consequences in the event section 5 is found to apply to the distribution of the holding company shares.

Response: The Form 10 has been amended to include the requested language, as follows:

Page 4:

“The Company believes that the 2008 Reorganization did not involve a sale of our common stock since the 2008 Reorganization occurred without soliciting or obtaining the vote or consent of the Company’s stockholders. Furthermore, the shareholders were not entitled to dissenters appraisal rights; the Company shareholders received the securities of the same class evidencing the same proportion; the securities were issued as a reorganization of the Company into a holding company structure.”

Page 14, new risk factor:

25.

The Company believes that the 2008 Reorganization did not involve a “sale” of our securities.  If the Company’s belief is later determined to be incorrect, then the Company and Shareholders could face substantial consequences under section 5 of the 1933 Securities Act.

The Company believes that the 2008 Reorganization did not involve a sale of our securities.  Pursuant to the Section 1081(g) of the Oklahoma General Corporation Act, the 2008 reorganization was consummated without the vote or consent of the Company’s stockholders.  In addition, the provisions of the Oklahoma General Corporation Act did not provide a stockholder of the Company with appraisal rights in connection with the Reorganization.  The Company believes that in the absence of any right of any of the Company’s stockholders to vote with respect to the Reorganization or to insist that their shares be purchased for fair value, the Reorganization could not be deemed to involve an “offer” “offer to sell”; or “sale” within the meaning of Section 2(3) of the Securities Act.   The Company is relying upon the plain meaning of a “sale” within the context of Section 2(3) of the Securities Act and has not received an opinion from counsel to determine that no sale occurred during the 2008 Reorganization.

If the Company’s belief is later determined to be incorrect, then the SEC could initiate proceedings against the company and any person that sold securities in violation of Section 5 of the 1933 Securities Act.  Section 5 of the Securities Act of 1933 prohibits the sale or delivery of unregistered securities unless a registration statement is in effect as to a security.   Section 5 makes it unlawful for any person, directly or indirectly to sell such security through the use of a prospectus or to use any means for the purpose of sale or for delivery of a sale.   There is a risk that the United States Securities and Exchange Commission could later determine that the 2008 Reorganization did involve a “sale” of our securities.

Page 22, language added:

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

In 2008, the Company consummated a reorganization (“2008 Reorganization”) with its parent, Scott Contracting Merger Sub, Inc.. (Scott Merger Sub) pursuant to Section 1081(g) of the Oklahoma General Corporation Law without the need for shareholder approval and as a tax-free reorganization.  Upon consummation of the 2008 Reorganization, each issued and outstanding share of Scott Merger Sub common shares was converted into and exchanged for a share of common stock of Liverpool (on a share-for-share basis) having the same designations, rights, powers and preferences, and qualifications, limitations and restrictions as the shares of Scott Merger Sub being converted.  The Company believes that the 2008 Reorganization was not a transaction of the type described in subparagraph (a) of Rule 145 under the Securities Act of 1933 and the consummation of the 2008 Reorganization will not be deemed to involve an “offer”, “offer to sell”, “offer for sale” or “sale” within the meaning of Section 2(3) of the Securities Act of 1933. The 2008 reorganization was consummated without the vote or consent of the Company’s stockholders.  In addition, the provisions of the Oklahoma General Corporation Act did not provide a stockholder of the Company with appraisal rights in connection with the Reorganization.  The Company believes that in the absence of any right of any of the Company’s stockholders to vote with respect to the Reorganization or to insist that their shares be purchased for fair value, the Reorganization could not be deemed to involve an “offer” “offer to sell”; or “sale” within the meaning of Section 2(3) of the Securities Act of 1933.

As requested, the Company acknowledges that:

●

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

If you should have any further questions or comments, or need further information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/   John Heskett

John Heskett

JFH:dc